UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: March 31, 2021

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

LEISURE ACQUISITION CORP.
Full Name of Registrant

N/A
Former Name if Applicable

250 West 57th Street, Suite 415
Address of Principal Executive Office (Street and Number)

New York, New York 10107
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On April 12, 2021, the Staff of the U.S. Securities and Exchange Commission (the “SEC”) issued the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”), which clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants. Leisure Acquisition Corp. (the “Company”) is in the process of re-evaluating the accounting treatment of its warrants, and determining whether, based on the SEC Statement, any of such warrants should be classified as a liability measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period.

The Company was unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2021 (the “Form 10-Q”) by March 15, 2021 without unreasonable effort and expense. While the Company expects to treat its private warrants as a liability, it has not yet completed its determination of the accounting treatment of its public warrants and filed its Form 10-K/A incorporating its restated financial statements. The Company expects to file its Form 10-Q on or before the fifth calendar day following its due date if it has completed its determination of the accounting treatment of its public warrants and filed its Form 10-K/A prior to such date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

George Peng	(646)	565-6940
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the Company has not completed its financial statements due to the reasons provided above, the Company is unable to provide a reasonable estimate of its results of operations for the period ended March 31, 2021. Accordingly, the Company cannot at this time estimate whether there will be a significant change in its results of operations from the prior reporting period.

Leisure Acquisition Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2021	By:	/s/ George Peng
Name: George Peng
Title: Chief Financial Officer